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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              Dated: May 22, 2006

                       Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)

     Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [X]                   No   [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.

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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   May 22, 2006                          By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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                                                         EXTERNAL NEWS RELEASE
                                                                      06-17-TC


FOR IMMEDIATE RELEASE:  May 19, 2006

                TECK COMINCO LIMITED ANNOUNCES RECLASSIFICATION
                        OF CERTAIN BALANCE SHEET ITEMS

   (NO IMPACT ON REPORTED EARNINGS OR CASH FLOWS FROM OPERATING ACTIVITIES)

Vancouver, B.C. -- Teck Cominco Limited announced today that it has changed the presentation of certain items in its annual financial statements for 2005 and interim financial statements for the first quarter of 2006 to reflect a reclassification of certain temporary investments on its balance sheet and cash flow statement. The reclassification does not affect Teck Cominco's reported earnings or cash flows from operating activities. Teck Cominco has refiled the relevant financial statements.

Historically, Teck Cominco reported cash and temporary investments on an aggregated basis. The components of this balance were disclosed in a note to the financial statements by type and maturity at the acquisition date. The new presentation reports cash and cash equivalents in the balance sheet separately from money market investments with maturities from the date of acquisition greater than three months and up to twelve months, which are now presented as temporary investments in the balance sheet. The reclassification results in Teck Cominco's previously reported cash and temporary investments of $3.165 billion at March 31, 2006, $3.084 billion at December 31, 2005 and $907 million at December 31, 2004 being disclosed as two separate line items on the balance sheet as follows:

                                      March 31       December 31    December 31
($ IN MILLIONS)                         2006            2005           2004
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Cash and cash equivalents             $ 1,390         $ 2,098           $875
Temporary investments                   1,775             986             32
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                                      $ 3,165         $ 3,084           $907
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Conforming changes have been made in the statement of cash flows.

ABOUT TECK COMINCO

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at WWW.TECKCOMINCO.COM.

This media release is not, and should not be construed as, an offer to sell or a solicitation of an offer to buy securities in any jurisdiction.

                                    - 30 -

For additional information, please contact:

Ron Millos
Senior Vice President, Finance and Chief Financial Officer
(604) 687-1117